Exhibit 99.1

Compass Therapeutics Reports Second Quarter 2022 Financial Results and Provides Corporate Update

●	Phase 2/3 trial of CTX-009 (DLL4 X VEGF-A bispecific) and paclitaxel in biliary tract cancer (BTC) anticipated to begin in the United States in Q3 2022

●	A Phase 2 trial of CTX-009 as a monotherapy in advanced colorectal cancer (CRC) is on track to begin in Q4 2022

●	A fourth partial response (PR) has been reported in the ongoing Phase 1b monotherapy study of CTX-471 (CD137 agonist) in a patient with mesothelioma

●	A combination study of CTX-471 and PD-1 blocker is on track to initiate in Q4 2022

●	$132.0 million in cash and marketable securities as of June 30, 2022, with anticipated cash runway into 2H 2024

BOSTON, August 1, 2022 - Compass Therapeutics, Inc. (Nasdaq: CMPX), a clinical-stage, oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases, today reported second quarter and year-to-date 2022 financial results and provided a corporate update.

“We are making progress on all of our programs, and most importantly expect to begin a Phase 2/3 study in the U.S. of CTX-009 in combination with paclitaxel in BTC, which could serve as a registrational study if successful. We are also excited to start a Phase 2 study of CTX-009 in patients with advanced CRC in the fourth quarter this year,” said Thomas Schuetz, M.D., Ph.D., Chief Executive Officer and Scientific Founder of Compass.

Development Pipeline

CTX-009 (DLL4 and VEGF-A bispecific antibody)

●

On May 4th, the Company reported interim results from a Phase 2 study of CTX-009 in combination with paclitaxel in patients with BTC. CTX-009 demonstrated a 42% overall response rate (ORR) and a 92% clinical benefit rate in the 24 enrolled patients. CTX-009 was well-tolerated and its safety profile was consistent with Phase 1 studies.

●

The Company anticipates initiating a Phase 2/3 study in patients with advanced BTC in the U.S. in Q3 2022. This study will include 120 adult patients with unresectable, advanced, metastatic or recurrent biliary tract cancers, who have received a prior systemic chemotherapy regimen, randomized 2:1 to receive CTX-009 in combination with paclitaxel or paclitaxel alone

●	The Company also plans to begin enrollment in a Phase 2 trial in patients with advanced metastatic CRC in the U.S. during Q4 2022.

CTX-471 (CD137 agonist)

●

In July 2022, a fourth partial response was observed in the ongoing Phase 1b of CTX-471 monotherapy study in a patient with mesothelioma. This response is pending confirmation per RECIST criteria. Three PRs were previously reported in this study, including two in patients with melanoma and one in a patient with advanced small cell lung cancer. The PR in the patient with small cell lung cancer remains durable more than 20 months after starting therapy with CTX-471.

●	This Phase 1b study in patients with advanced solid tumors who have received at least one checkpoint blocker containing regimen is on track for completion in Q4 2022.

●	In Q4 2022, the Company plans to begin a combination study with CTX-471 and a commercially available PD-1 blocker in patients who have progressed following initial response to a PD-1 regimen.

CTX-8371 (PD-1 and PD-L1 bispecific antibody)

●	GMP manufacturing campaign was completed, and the program remains on track for an IND submission in Q1 2023.

Financial Results for Second Quarter and Six Months Ended June 30, 2022

Cash Position

As of June 30, 2022, cash and marketable securities were $132.0 million as compared to $31.2 million as of June 30, 2021, providing the Company with an anticipated cash runway into the second half of 2024. In the fourth quarter of 2021, the Company increased its cash position by $118.6 million from financing activities that generated net proceeds of $128.0 million offset by $9.4 million in loan payments. The Company used $12.5 million of cash to fund operations in the first half of 2022.

Net Loss

Net loss for the second quarter ended June 30, 2022, was $8.5 million or $0.08 per common share, compared to $55.8 million or $1.07 per common share for the same period in 2021. Net loss for the six months ended June 30, 2022, was $15.7 million or $0.16 per common share, compared to $63.2 million or $1.23 per common share for the same period in 2021. In the second quarter of 2021, the Company recorded $50.6 million of in-process R&D expense related to the acquisition of Trigr Therapeutics, Inc. Excluding this expense, the net loss for the first six months of 2021 would have been $12.6 million or $0.24 per common share.

Research and Development (R&D) Expenses

R&D expenses were $5.9 million for the second quarter ended June 30, 2022, as compared to $2.9 million for the same period in 2021, an increase of $3.0 million or 102%. R&D expenses were $10.3 million for the six months ended June 30, 2022, as compared to $7.6 million for the same period in 2021, an increase of $2.7 million or 35%. The increase from 2021 for the quarter and year was primarily attributable to increased manufacturing and clinical expenses.

General and Administrative (G&A) Expenses

G&A expenses were $3.1 million for the second quarter ended June 30, 2022, as compared to $2.2 million for the same period in 2021, an increase of $0.96 million or 44%. G&A expenses were $5.9 million for the six months ended June 30, 2022, as compared to $4.8 million for the same period in 2021, an increase of $1.1 million or 28%. The increase from 2021 for the quarter and year was primarily attributable to increased stock compensation and personnel expenses.

About Compass Therapeutics

Compass Therapeutics, Inc. is a clinical-stage oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases. Compass’s scientific focus is on the relationship between angiogenesis, the immune system, and tumor growth. The company pipeline of novel product candidates is designed to target multiple critical biological pathways required for an effective anti-tumor response. These include modulation of the microvasculature via angiogenesis-targeted agents, induction of a potent immune response via activators on effector cells in the tumor microenvironment, and alleviation of immunosuppressive mechanisms used by tumors to evade immune surveillance. Compass plans to advance its product candidates through clinical development as both standalone therapies and in combination with proprietary pipeline antibodies based on supportive clinical and nonclinical data. The company was founded in 2014 and is headquartered in Boston, Massachusetts. For more information, visit the Compass Therapeutics website at www.compasstherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to the Company’s financial position to continue advancing its product candidates, expectations about the Company’s cash runway, business and development plans, and statements regarding the Company’s product candidates, their development, regulatory plans with respect thereto and therapeutic potential thereof, planned interactions with regulatory authorities, and planned clinical development. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the Company’s ability to raise the additional funding it will need to continue to pursue its business and product development plans, the inherent uncertainties associated with developing product candidates and operating as a development stage company, the Company’s ability to identify additional product candidates for development, the Company’s ability to develop, complete clinical trials for, obtain approvals for and commercialize any of our product candidates, competition in the industry in which the Company operates and market conditions. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents we file with the SEC available at www.sec.gov, including without limitation our latest Form 10-Q and our subsequent filings with the SEC.

Investor Contact

Mario Corso, Investor Relations

ir@compasstherapeutics.com

Media Contact

Anna Gifford, Communications Manager

media@compasstherapeutics.com
617-500-8099

Compass Therapeutics, Inc. and Subsidiaries
Consolidated Statement of Operations (unaudited)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating expenses:
Research and development	$5,862	$2,905	$10,278	$7,609
General and administrative	3,125	2,166	5,891	4,798
In-process R&D	—	50,618	—	50,618
Total operating expenses	8,987	55,689	16,169	63,025
Loss from operations	(8,987)	(55,689)	(16,169)	(63,025)
Other income (expense), net	493	(102)	513	(185)
Loss before income tax expense	(8,494)	(55,791)	(15,656)	(63,210)
Income tax expense	—	(13)	—	(13)
Net loss	$(8,494)	$(55,804)	$(15,656)	$(63,223)
Net loss per share - basic and diluted	$(0.08)	$(1.07)	$(0.16)	$(1.23)
Basic and diluted weighted average shares outstanding	100,947	51,913	100,903	51,582

Compass Therapeutics, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except par value)
	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$26,238	$144,514
Marketable securities	105,780	—
Prepaid expenses and other current assets	2,527	2,591
Total current assets	134,545	147,105
Property and equipment, net	1,850	2,243
Operating lease, right-of-use ("ROU") asset	3,541	4,089
Other assets	320	320
Total assets	$140,256	$153,757
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$6,532	$867
Accrued expenses	3,301	8,775
Operating lease obligations, current portion	1,051	989
Total current liabilities	10,884	10,631
Operating lease obligations, long-term portion	2,444	3,048
Total liabilities	13,328	13,679
Stockholders' equity:
Common stock, $0.0001 par value: 300,000 shares authorized; 101,284 and 101,303 shares issued at June 30, 2022 and December 31, 2021, respectively; 100,968 and 100,832 shares outstanding at June 30, 2022 and December 31, 2021, respectively	10	10
Additional paid-in-capital	376,675	373,657
Accumulated other comprehensive loss	(512)	—
Accumulated deficit	(249,245)	(233,589)
Total stockholders' equity	126,928	140,078
Total liabilities and stockholders' equity	$140,256	$153,757